3/23

04010782

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SanCor Cooperativas Unidas

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4476 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/23/04

SanCor

Cooperativas Unidas Ltda.

Financial statements as of December 31, 2003 presented comparatively with the prior fiscal year and the same period of the prior fiscal year, together with the limited review report

AUDITORÍA Y ASESORAMIENTO EN NEGOCIOS

82-4476

AR/S

12-31-03

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

LIMITED REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

(Translation of the Limited Review Report originally issued in Spanish - see paragraph 11. below)

To the Board of Trustees of

SanCor Cooperativas Unidas Limitada:

We are hereby submitting for your consideration this Second Limited Review Report for the second quarter of the sixty fourth fiscal year ended December 31, 2003.

1. Organizational Data

    1.1. Name: Sancor Cooperativas Unidas Limitada.
    1.2. Registered Office: Teniente Gral. Richieri No. 15 Sunchales-Depto. Castellanos-Santa Fe-Argentina.
    1.3. Registration number with the I.N.A.E.S. (governmental regulatory agency of cooperatives and mutuals): 772
    1.4. Type of cooperative: Second tier.
    1.5. Primary business: Producing and marketing of dairy products.

2. We have made a limited review of the accompanying balance sheet of SanCor Cooperativas Unidas Limitada (The Cooperative) as of December 31, 2003, and the related statements of income, changes in the Cooperative's owners' equity and cash flows for the six-month period then ended. These financial statements are the responsibility of the Cooperative's Board of Trustees.

3. Except as indicated in paragraphs 4. and 5., our review was performed in accordance with the standards established by FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 7 applicable to limited reviews of interim financial statements. Under such standards, a limited review basically consists in applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Therefore, we do not express such an opinion.

4. The scope of our work did not include the limited review of the financial statements as of December 31, 2003, of the subsidiaries Integral Insumos G.P., El Hornero G.P., Coop Publicidad G.P., Amplicampo Inversora Corp., San Marco Corp., Aproagro Corp., Nobleplus Corp., SanCor Dairy Corp., SanCor do Brasil Productos Alimenticios L.L.C. and SanCor Mexico L.L.C. The financial statements of the first six companies mentioned above were subject to limited reviews performed by another auditors, whose reports included qualifications due to the issue described in paragraph 10. of this report, and for failing to audit the equity interests of these companies in any of the above mentioned (unaudited) four companies. In addition, the limited review report on the financial statements of Amplicampo Inversora Corp. included qualifications due to scope limitations related to certain investments in securities and participation certificates in "TC/Cap Financial Trust" and "AVG Financial Trust" that, as of December 31, 2003, amounted to ARS 1,968,785 and qualifications for uncertainties on the recoverability of the assets booked on account of tax on minimum presumed income that, as of December 31, 2003, amounted to ARS 595,869.

The above mentioned financial statements were used by the Cooperative to value its interest in such companies as of December 31, 2003, by the equity method and to determine the profits and losses generated by them for the six-month period then ended. Due to the scope limitations previously described, we do not have evidence supporting the valuation and disclosure of the accounts related to the above subsidiaries which, as of December 31, 2003, involves investments, account receivables, and liabilities for ARS 27,257,865, ARS 45,950,554 and ARS 14,896,268, respectively, and losses from long-term investments in the amount of ARS 4,081,586 for the six-month period then ended.

5. As stated in Exhibit C and note 2.5 to the accompanying financial statements, as of December 31, 2003, the Cooperative maintained trust debt instruments which are booked as noncurrent investments in the amount of ARS 11,887,534. The financial statements as of September 30, 2003 (the last financial statements available) of the issuer trust were subject to a limited review performed by another auditor, whose report included qualifications for uncertainties related to the effects on the main assets of the trust (interests in other companies and goodwill) of the crisis described in paragraph 7. of this report and to the recoverability of the financial instruments held by the companies included as long-term investments among the assets of the trust. Furthermore, the above mentioned auditor's report states that certain securities booked under investments (by the companies included as long-term investment among the assets of the trust) could not be checked against the related financial statements. In addition, the abovementioned auditor's report, states that in the preparation of the financial statements of the companies in which the trust holds an interest the effects of application of the new professional accounting standards referred to in paragraph 9. have not been considered and that to the date of issuance of his report the effect of such situation has not been quantified. Therefore, as of the issuance date of the accompanying financial statements, we were not furnished with enough evidence as to the valuation and recoverability of such investments.

6. As explained in note 2.6 to the accompanying financial statements, the Cooperative booked an appraisal revaluation of certain property, plant and equipment as of June 30, 1990, based on appraisals made by an independent expert. Our statement in paragraph 12., as to reevaluated amounts, is based on the report of such expert.

7. As described in note 15.a) to the accompanying financial statements, at the end of 2001, a deep change was implemented in the economic model of Argentina as well as in Convertibility Law that was in place since March 1991 including the devaluation of the Argentine peso and other significant measures. The changes made gave rise to a deep economic crisis, which main consequences have been the increase in domestic prices and the subsequent fall in domestic market demand and the restriction on the access to credit.

Our audit report dated September 4, 2003, on the financial statements as of June 30, 2003, included undetermined qualifications for uncertainties arising from the above economic crisis related to the issues described below. Such uncertainties were not resolved as of the date of this report and their evolution is also detailed below.

The above mentioned economic situation impacted on the Cooperative and caused, among other things, a decrease in cash inflows, which were not enough for the Cooperative to meet its financial obligations, that increased considerably due to the devaluation of Argentine peso. As stated in notes 12, 13, and 15.b) to the accompanying financial statements, during 2002 and 2003, the Cooperative partially settled interest on financial loans based on repayment proposals made to creditors, which include debt rescheduling and reductions in the originally agreed-upon interest rates, and failed to repay certain past-due principal and interest installments. According to the applicable agreements, such noncompliance entitles creditors to require the Cooperative to repay all payables fully and early. Since, to the issuance date of the accompanying financial statements, the Cooperative had not been notified by the respective creditors of the above noncompliance, as established in the agreements for early repayment to be required, and considering the favorable outcome the Cooperative expected from negotiations with financial creditors, the Cooperative classified ARS 62,262,500 as noncurrent financial payables as of December 31, 2003. Furthermore, as explained in note 13 to the accompanying financial statements, the Cooperative computed accrued interest in 2002 and through December 31, 2003, based on its estimated outcome of current negotiations with financial creditors and it therefore did not book interest that would arise from meeting the corporate bond issue prospectus or that other creditors may consider applicable in the case of delinquency in payment. The classification and valuation of the above liabilities are subject to the outcome of the above mentioned negotiations.

As mentioned in note 15.b) to the accompanying financial statements, the Cooperative is currently working to implement strategies to bring its business into line with the new economic conditions, and the Cooperative's Board of Trustees and Management understand that such measures, and the favorable outcome they expect to obtain from the negotiations aiming at rescheduling its financial obligations, will enable it to obtain enough operating income to start to redress the current situation.

The financial statements as of December 31, 2003, mentioned in paragraph 2., have been prepared considering that the Cooperative will carry on with its normal course of business and, therefore, they do not include any effects that may arise from the resolution of these uncertainties.

8. As indicated in note 1.3. to the accompanying financial statements, the Cooperative does not present interim financial statements consolidated with those of its subsidiaries. This information is required by professional accounting standards effective in the City of Buenos Aires, Argentina.

9. The Cooperative has prepared its financial statements as of December 31, 2003, implementing the changes of criteria required by the new accounting standards mentioned in note 1.1 to the accompanying financial statements. Such note indicates that the Cooperative has adopted certain changes without correcting the balances determined before the new accounting standards became effective since those standards require or admit such treatment. The abovementioned circumstances affect the comparability of the accompanying financial statements.

10. As explained in note 1.2. to the accompanying financial statements, and according to CNV's (Argentine Securities Commission) regulations, the Cooperative has not accounted for the effects of the variations in the currency purchasing power occurred from March 1 through September 30, 2003, as required by professional accounting standards effective in the City of Buenos Aires, Argentina. Had the effects of such variations been recognized, the Cooperative's owners' equity as of December 31, 2003, would have decreased by about ARS 11,614,929 and the loss for the six-month period then ended would have decreased by about ARS 5,076,628.

11. As further explained in note 17, the accompanying financial statements are the English translation of those originally issued in Spanish and presented in accordance with professional accounting standards (generally accepted accounting principles) in the City of Buenos Aires, Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

12. Based on our review and the independent expert's report mentioned in paragraph 6., except for (a) the effect of such adjustments, if any, as might have been required had the scope limitations of our work described in paragraphs 4. and 5. not taken place, and (b) the failure to present consolidated financial statements stated in paragraph 8., we are not aware of any significant modifications that should be made to the financial statements mentioned in paragraph 2. for them to be in conformity with the regulations established by the CNV, the INAES (Argentine Institute of Cooperatives and Social Economy), and the Cooperatives Law, and except, furthermore, for the failure to recognize the effects of the variations in the currency purchasing power occurred from March 1 through September 30, 2003, described in paragraph 10., in conformity with professional accounting standards effective in the City of Buenos Aires, Argentina. This statement should be read considering the uncertainties described in paragraph 7. above, whose resolution cannot be anticipated as of the date of this report.

13. With respect to the Cooperative's balance sheet as of June 30, 2003, and the statements of income, changes in cooperative's owner's equity and cash flows for the six-month period ended December 31, 2002, presented for comparative purposes, we report that:

a) On September 4, 2003, we issued an audit report on the Cooperative's financial statements as of June 30, 2003, which is based on an independent expert's report regarding the appraisal revaluation of certain property, plant and equipment, and included (a) qualifications for scope limitations of (a.1) certain equity interests in subsidiaries, which, as of June 30, 2003, involved investments amounting to ARS 29,561,685 (ARS 28,501,146 after considering the changes mentioned in paragraph 9.), accounts receivable for ARS 49,803,824, liabilities for ARS 20,015,421 (ARS 20,005,117 after considering the changes mentioned in paragraph 9.) and long-term investment losses amounting to ARS 23,710,145 (ARS 23,874,924 after considering the changes mentioned in paragraph 9.) for the year then ended; and (a.2) certain investments in trust debt instruments amounting to ARS 11,404,837; (b) except-for qualifications related to (b.1) the failure to recognize the effects of variations in the currency purchasing power generated as from March 1, 2003, as explained in paragraph 10., and (b.2) the failure to recognize the effects of the new professional accounting standards described in note 1.1 to the accompanying financial statements; and (c) qualifications for uncertainties related to (c.1) the effects that the economic crisis mentioned in paragraph 7. of this report may have on the Cooperative's financial position and results of operations as well as its capacity to continue operating on a normal basis, and (c.2) the classification of noncurrent financial payables and the computation of interest accrued over financial payables for being subject to the outcome of pending negotiations with creditors. The Cooperative's accompanying balance sheet as of June 30, 2003, includes the effects of changes in the criteria mentioned in paragraph 9., but it does not consider the effects of variations in the currency purchasing power generated from March 1 through September 30, 2003. We have not audited any financial statements as of any date or for any period subsequent to June 30, 2003.

b) On February 7, 2003, we issued a limited review report on the Cooperative's financial statements for the six-month period ended December 31, 2002, which is based on an independent expert's report regarding the appraisal revaluation of certain property, plant and equipment, and included (a) qualifications for scope limitations of (a.1) certain investments in subsidiaries, which, as of December 31, 2002, involved investments amounting to ARS 41,312,604 (ARS 39,979,365 after considering the changes mentioned in paragraph 9.), accounts receivable for ARS 61,131,277, liabilities for ARS 17,973,005 and losses from long-term investments in the amount of ARS 12,211,412 (ARS 12,659,195 after considering the changes mentioned in paragraph 9.) for the six-month period then ended and (a.2) certain investments in trust debt instruments in the amount of ARS 13,784,239; (b) except-for qualifications related to (b.1) the failure to present the consolidated financial statements with its subsidiaries and (b.2) the failure to recognize the effects of the new professional accounting standards mentioned in note 1.1 to the accompanying financial statements; and (c) emphasis paragraphs due to uncertainties related to (c.1) the effects that the economic crisis mentioned in paragraph 7. of this report may have on the Cooperative's financial position and results of operations as well as its capacity to continue operating on a normal basis, and (c.2) the classification of noncurrent financial payables and the computation of interest accrued over financial payables for being subject to the outcome of pending negotiations with creditors. The Cooperative's accompanying financial statements for the six-month period ended December 31, 2002, have been modified to give retroactive effect to the change in the criterion used to capitalize exchange differences in its property, plant and equipment, as described in note 2.12 to the accompanying financial statements, and they include the effects of the changes in criteria mentioned in paragraph 9., but they do not consider the effects of variations in the currency purchasing power generated from March 1 through September 30, 2003.

14. In compliance with current legal requirements, we hereby report that:

a) The financial statements mentioned in paragraph 2. have been booked in the Inventories and Financial Statements book and they result from books kept, in their formal respects, pursuant to current legal regulations.

b) The information included in the "Summary of events for the six-month period ended December 31, 2003" is presented by the Cooperative to meet CNV regulations. The information included in such Summary related to the six-month period ended December 31, 2003 and 2002, other than the data indicated as "Not covered by the limited review report", arises from the accompanying financial statements as of December 31, 2003 and 2002. The information included in such Summary related to the six-month periods ended December 31, 2001, 2000 and 1999, except for the data indicated as "Not covered by the limited review report", before the inclusion, with comparative purposes, of the effects of variation in the currency purchasing power to February 28, 2003, which are described in note 1.2., and the correction of the valuation method of finished products, was covered by the limited reviews performed by Pistrelli, Díaz y Asociados Sociedad Civil, as Andersen member firm, which issued limited review reports for interim periods dated February 8, 2002 (including certain qualifications detailed in such report), February 8, 2001 and February 9, 2000 (without qualifications) on the related financial statements. The abovementioned information related to the six-month periods ended December 31, 2001, 2000 and 1999, has not been modified by the Cooperative's Board of Trustees to introduce certain changes mentioned in paragraph 9. and, in addition, its does not take into account the effects of variation in the currency purchasing power generated as from March 1, 2003.

c) As arising from the Cooperative's accounts, as of December 31, 2003 the liability accrued for (i) employee and employer contributions to the Integrated Pension Fund System and (ii) Turnover Tax in favor of the Tax Office of the Province of Santa Fe, amounts to ARS 3,780,226 and ARS 100,184, respectively, none of this amount was due and payable as of that date.

Buenos Aires,
February 9, 2004

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF DECEMBER 31, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos - Note 1.2.)

	12/31/2003		06/30/2003
ASSETS			
CURRENT ASSETS			
CASH			
Cash and banks		10,546,808	23,317,202
INVESTMENTS			
Banks (Exhibit C)		575,358	15,724
RECEIVABLES			
Trade			
Export receivables	64,952,889		
Trade receivables	102,840,685		
Receivables in litigation	20,932,555		
Receivables in litigation secured by mortgages	9,208,999		
Less:			
Imputed interest (1)	1,398,160		
Allowance for doubtful accounts (Exhibit E)	40,810,025	155,726,943	139,772,268
Other receivables			
Miscellaneous receivables	54,888,356		
Loans to cooperatives	9,000		
Less:			
Imputed interest (1)	563,005		
Allowance for doubtful accounts (Exhibit E)	2,385,379	51,948,972	29,866,939
INVENTORIES			
Finished goods	76,694,725		
Production in process	3,495,403		
Warehouse	25,282,645		
Unbilled orders	19,111		
Less:			
Allowance for inventory obsolescence (Exhibit E)	925,879	104,566,005	96,189,673
DEFERRED CHARGES			
Prepaid expenses		4,938,909	7,141,447
TOTAL CURRENT ASSETS		328,302,995	296,303,253

(1) It includes the related item to adjust receivables and payables at present value, as mentioned in note 2.2.

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF DECEMBER 31, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	12/31/2003		06/30/2003
NONCURRENT ASSETS			
RECEIVABLES			
Other receivables			
Miscellaneous receivables	11,333,649		
Less:			
Imputed interest (1)	426,017		
Allowance for doubtful accounts (Exhibit E)	85,502	10,822,130	19,957,992
INVESTMENTS (Exhibit C)			
Bank, shares, securities and cooperatives interest		96,576,493	99,180,489
PROPERTY, PLANT AND EQUIPMENT (Exhibit A)			
Original value	1,158,435,743		
Less:			
Accumulated depreciation	644,640,092	513,795,651	534,712,629
OTHER ASSETS			
Packaging		10,828,594	11,484,811
INTANGIBLE ASSETS (Exhibit B)			
Trademarks	5,099,305		
Less:			
Accumulated amortization	2,951,743	2,147,562	2,185,177
DEFERRED CHARGES			
Prepaid expenses		4,956,338	6,985,350
TOTAL NONCURRENT ASSETS		639,126,768	674,506,448
TOTAL ASSETS		967,429,763	970,809,701

(1) It includes the related item to adjust receivables and payables at present value, as mentioned in note 2.2.

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL G. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF DECEMBER 31, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	12/31/2003		06/30/2003
LIABILITIES			
CURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors	73,789,343		
Cooperatives	81,102,049		
Prepayment from customers	11,203,872		
Foreign vendors	2,410,814		
Less:			
Imputed interest (1)	1,598,552	166,907,526	171,826,398
Financial			
Bank payable	164,737,028		
Interest payable	46,302,831		
Corporate bonds	255,542,880	466,582,739	427,371,900
Other Payables			
Miscellaneous payables	8,287,628		
Salaries and social security taxes payable	26,131,127		
Early retirement system	4,619,951		
Expenses payable	978,917		
Taxes payable	9,324,071		
Other liabilities related to investments	9,620,609		
Less:			
Imputed interest (1)	421,202	58,541,101	53,981,374
TOTAL CURRENT LIABILITIES		692,031,366	653,179,672
NONCURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors	22,473,536		
Cooperatives	40,876,379		
Prepayment from customers	9,502,574	72,852,489	36,262,697
Financial			
Bank payable		62,262,500	63,000,000
Other Payables			
Miscellaneous payables	84,409		
Salaries and social security taxes payable	912,594		
Early retirement system	7,385,023		
Less:			
Imputed interest (1)	2,296,326	6,085,700	6,299,400
ACCRUALS (Exhibit E)		15,947,499	14,354,415
TOTAL NONCURRENT LIABILITIES		157,148,188	119,916,512
TOTAL LIABILITIES		849,179,554	773,096,184

(1) It includes the related item to adjust receivables and payables at present value, as mentioned in note 2.2.

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF DECEMBER 31, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	12/31/2003		06/30/2003
COOPERATIVE'S OWNERS' EQUITY			
COOPERATIVE CAPITAL			
Subscribed capital	239,823,662		
Associated subscribers	(34,824,191)		
	204,999,471		
Adjustment to capital	25,185,093		
Overall adjustment to Cooperative equity	100,289,236	330,473,800	341,023,082
RESERVES AND FUNDS			
Legal reserve	2,811,646		
Labor and employee assistance fund	3,088		
Special reserve (Sec. 42, Law No. 20,337)	19,370,054		
Reserve of appraisal revaluation of PP&E	200,346,161	222,530,949	221,443,063
(ACCUMULATED LOSSES)/UNAPPROPRIATED EARNINGS			
For the period / year		(66,817,099)	4,683,127
For previous years		(367,937,441)	(369,435,755)
TOTAL EQUITY		118,250,209	197,713,517
LIABILITIES PLUS EQUITY		967,429,763	970,809,701
MEMORANDUM ACCOUNTS:			
SODECAR -Goods held on consignment		1,753,425	1,330,401
OTHER VENDORS-Inputs received on consignment		-	120,555
SAN MARCO – Goods received on consignment		129	129
TOTAL MEMORANDUM ACCOUNTS		1,753,554	1,451,085

(1) In includes the related item to adjust receivables and payables at present value, as mentioned in Note 2.2.

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF INCOME FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2003

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	12/31/2003			12/31/2002
Accounts	**Operating accounts**	**Transactions with nonmembers**	**Total**	**Total**
SALES				
Gross sales	555,284,048	692,725	555,976,773	
Less:				
Imputed interest on sales	7,746,860	9,664	7,756,524	
Discounts	28,650,782	9,438	28,660,220	
NET SALES	518,886,406	673,623	519,560,029	491,215,536
COST OF SALES (Exhibit F)	428,532,113	534,319	429,066,432	381,356,060
GROSS INCOME	90,354,293	139,304	90,493,597	109,859,476
Less (plus):				
Selling expenses (Exhibit H)	77,278,353	114,139	77,392,492	81,238,495
Administrative expenses (Exhibit H)	8,944,101	11,158	8,955,259	7,874,538
Financial and holding (income) loss				
– On assets (Note 2.12)	(796,360)	206,452	(589,908)	37,983,153
– On liabilities (Note 2.12)	56,965,710	75,203	57,040,913	(61,229,543)
Other expenses (Note 9)	7,679,126	3,877	7,683,003	6,238,295
OPERATING (LOSS) INCOME	(59,716,637)	(271,525)	(59,988,162)	37,754,538
LOSS FROM LONG-TERM INVESTMENTS			(6,164,949)	(13,423,829)
OTHER INCOME (EXPENSES) - NET (Note 10)			93,881	(1,749,353)
ORDINARY (LOSS) INCOME			(66,059,230)	22,581,356
EXTRAORDINARY LOSS (Note 16)			(757,869)	-
NET (LOSS) INCOME FOR THE PERIOD			(66,817,099)	22,581,356

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CHANGES IN COOPERATIVE'S OWNERS' EQUITY
FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2003
PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	Cooperative capital				
Description	**Subscribed capital**	**Associated subscribers**	**Adjustment to capital**	**Overall adjustment to Cooperative equity**	**Subtotal**
Balances at beginning of fiscal year	251,204,915	(48,139,744)	37,668,675	100,289,236	341,023,082
Adjustments from prior years (note 2.11)	-	-	-	-	-
Adjusted balances at the beginning of fiscal year	251,204,915	(48,139,744)	37,668,675	100,289,236	341,023,082
Resolution as per Members' Meeting of 09-26-03:					
– Use of reserves to compensate accumulated losses	-	-	-	-	-
– Capitalization of the adjustment to capital	-	12,483,582	(12,483,582)	-	-
Departure of cooperatives	(11,381,253)	1,023,667	-	-	(10,357,586)
Cooperatives Movements	-	(191,696)	-	-	(191,696)
Reversal of Reserve of appraisal revaluation of PP&E due to depreciation and retirements for the period	-	-	-	-	-
Social Assistance Fund Movement	-	-	-	-	-
Net (loss) income for the period	-	-	-	-	-
Balances at end of period	239,823,662	(34,824,191)	25,185,093	100,289,236	330,473,800

	Reserves and funds						
Description	**Legal reserve**	**Labor and employee assist. fund**	**Special reserve Sec. 42, Law No. 20,337**	**Reserve of appraisal revaluation of PP&E**	**Accumulated losses**	**Total 12/31/2003**	**Total 12/31/2002**
Balances at beginning of fiscal year	2,811,646	3,045	12,995,113	205,633,259	(357,612,494)	204,853,651	343,009,853
Adjustments from prior years (note 2.11)	-	-	-	-	(7,140,135)	(7,140,135)	(131,753,120)
Adjusted balances at the beginning of fiscal year	2,811,646	3,045	12,995,113	205,633,259	(364,752,629)	197,713,516	211,256,733
Resolution as per Members' Meeting of 09-26-03:							
– Use of reserves to compensate accumulated losses	-	-	5,605,329	-	(5,605,329)	-	-
– Capitalization of the adjustment to capital	-	-	-	-	-	-	-
Departure of cooperatives	-	-	789,612	-	2,420,517	(7,147,457)	(4,409,930)
Cooperatives Movements	-	-	(20,000)	-	-	(211,696)	(91,379)
Reversal of Reserve of appraisal revaluation of PP&E due to depreciation and retirements for the period	-	-	-	(5,287,098)	-	(5,287,098)	(6,217,357)
Social Assistance Fund Movement	-	43	-	-	-	43	(295)
Net (loss) income for the period	-	-	-	-	(66,817,099)	(66,817,099)	22,581,356
Balances at end of period	2,811,646	3,088	19,370,054	200,346,161	(434,754,540)	118,250,209	223,119,128

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CASH FLOWS (1) FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)
(Stated in pesos – Note 1.2.)

	12/31/2003	12/31/2002
CHANGES IN CASH		
Cash at period-end	11,122,166	28,955,730
Cash at beginning of year	23,332,926	1,426,660
	(12,210,760)	27,529,070
Loss on changes in currency purchasing power generated by cash in Argentine pesos	-	147,696
Net (decrease) increase in cash	(12,210,760)	27,676,766
REASONS FOR CHANGES IN CASH		
Operating activities:		
Ordinary (loss) income for the period	(66,059,230)	22,581,356
Interest on payables and receivables accrued during the period	23,939,686	38,272,459
Adjustments not involving changes in cash:		
(Gain) loss on noncurrent investments	(577,046)	1,456,048
(Increase) Reversal of exchange differences capitalized in PP&E	(1,679,317)	26,608,162
Foreign exchange differences and adjustments of financial payables	21,552,885	(116,495,259)
Loss on changes in currency purchasing power generated by cash in Argentine pesos	-	147,696
Impairment in the value of assets	3,058,614	4,156,878
Assets holding losses	9,227,774	18,663,754
PP&E depreciation and amortization of intangible assets	19,465,418	20,019,411
Departures and other movements of cooperatives	(8,159,770)	(4,501,606)
Loss from long-term investments	6,164,949	13,423,828
Residual value at retirements of PP&E	952,112	1,003,746
Charges for booking accruals	2,384,499	3,437,865
Change in operating assets and liabilities		
Increase in trade receivables	(11,250,958)	(1,690,716)
(Increase) decrease in other receivables	(11,625,641)	21,497,756
Increase in inventories	(18,543,540)	(2,738,108)
Decrease in deferred charges and other assets	4,836,030	1,346,729
Increase (decrease) in trade payables	20,849,668	(7,693,527)
Increase (decrease) in other payables	6,587,837	(1,004,581)
Decrease in accruals	(791,415)	(2,117,466)
Interest collected	377,191	715,214
Interest paid	(2,829,037)	(4,082,981)
Net cash flow (used) generated before extraordinary items	(2,119,291)	33,006,658
Extraordinary loss for the period	(757,869)	-
Adjustments not involving changes in cash:		
Assets deleted due to damage to the plant	757,869	-
Net cash flow from extraordinary items	-	-
Net cash flow (used for) generated by operating activities	(2,119,291)	33,006,658
Investment activities:		
PP&E acquisition (2)	(1,684,152)	(3,616,457)
Contributions to subsidiaries	(5,221,896)	(1,608,073)
Development of trademarks and patents	(114,947)	(246,305)
Net cash flow used for investment activities	(7,020,995)	(5,470,835)
Financing activities:		
Net increase in financial payable	445,130	16,806,445
Payment of loan interest	(3,515,604)	(16,665,502)
Net cash flow (used for) generated by financing activities	(3,070,474)	140,943
Net (decrease) increase in cash	(12,210,760)	27,676,766

(1) Cash: cash and investments to be settled during the three-month period subsequent to each period-end.
(2) Net of increases in the amount of 1,271,619 (December 2003) financed with trade payables.

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

AND THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Amounts stated in pesos – Note 1.2.)

1. SIGNIFICANT ACCOUNTING POLICIES

1.1. Professional Accounting Standards

Financial statements as of December 31, 2003, have been prepared in conformity with the related regulations of the CNV (Argentine Securities Commission).

On January 14, 2003, the CNV issued General Resolution No. 434, by which Technical Resolutions No. 16 to 20 issued by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) were adopted, subject to certain exceptions and effective for fiscal years beginning as from January 1, 2003.

The abovementioned professional accounting standards were approved, with certain changes, by the Professional Council in Economic Sciences of the City of Buenos Aires, being mandatory for the Cooperative for the fiscal year commenced on July 1, 2002, and for the interim periods related to such fiscal year, which also approved FACPCE Technical Resolution No. 21, effective for fiscal years beginning as from April 1, 2003, regarding the equity method, consolidation of financial statements and disclosure of information about related parties.

Such accounting standards introduce changes in the criteria to measure the Cooperative's financial position and income (loss) as well as new disclosure requirements. The most significant changes for the Cooperative are detailed below:

a) They require application of discounted values to measure: (i) receivables and payables other than trade or financial, and (ii) financial receivables and payables that do not accrue interest (or with an interest rate below the market rate).
b) They require to value inventories at net realizable value when prepayments have been received, thus setting their price, and the contractual terms and conditions of the transaction assure that the sale will be actually performed and income will be obtained.
c) The criteria to recognize intangible assets are laid out; express capitalization prohibitions are established (for research, advertising, reorganization, training and other expenses); the capitalization of organization and pre-operating costs (only direct costs and those higher than those which the company would have incurred had the new operation or activity not been commenced) is allowed with a maximum presumed useful life of five years.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

d) Intangible assets are allowed not to be amortized when no factors limit their useful life and, except for organization and pre-operating costs, no presumed useful life is established.
e) They established changes in the frequency and methodology to compare PP&E, intangible assets and long-term investments valued under the equity method with their recoverable value.
f) They require proportional consolidation (in the consolidated financial statement) in the case of joint control of companies.
g) They establish that it is mandatory to accrue vacations (for any type of employees) and pension plans.
h) They establish conditions to book restructuring liabilities and define the items that have to be included in and excluded from such liability.
i) They establish the translation rules to be applied to investments in foreign companies, depending on whether they are considered integrated or not integrated, and that certain translation differences arising from investments in "not integrated" foreign companies will be allocated to a special account and will not be included in income for the year.
j) Leases are classified as operating and financial, and standards are established to measure them.
k) They incorporated changes in the disclosure rules, such as (a) a new statement of cash flows divided into operating, investing and financing activities; (b) disclosure of segment information; (c) the balance sheet for an interim period has to be compared with the last fiscal year; (d) the taxes levied directly on sales will not be deducted therefrom (e) supplementary information is required to include further details as the methodology followed to translate the financial statements of foreign subsidiaries and the effect thereof, contingencies, the current value of financial instruments and the methods used to calculate such value and concentrations of credit risk.

The effects of changes to the accounting standards at the beginning of the first fiscal year in which they were applied should be retroactively booked. However, the new accounting standards do not require to correct the amounts determined prior to its effective date due to the changes mentioned in the abovementioned points c), d), e), i) and j).

The Cooperative has booked the effect of the abovementioned changes in its financial statements as of December 31, 2003, as explained in the last paragraph of note 2.11, with retroactive effect of those changes for which accounting standards require so. The amounts of the income-statement accounts as of December 31, 2002, presented for comparative purposes, have been modified to introduce the abovementioned changes, for which the retroactive application is required. In addition, the changes in disclosure rules mentioned in point k) above have been implemented in the accompanying financial statements.

The preparation of financial statements under professional accounting standards requires the Cooperative to take into account estimations and assumptions that have impact on reported assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements as well as income and expenses for the period. Actual results may differ from such estimations.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

1.2. Restatement in constant pesos

Professional accounting standards establish that the financial statements must be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency, but within an inflationary or deflationary context the financial statements must be stated in constant currency as of the date of the financial statements, recognizing the changes in the domestic wholesale price index published by the INDEC (Argentine institute of statistics and census), according to the restatement method set by Technical Resolution No. 6 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences).

The financial statements of the Cooperative as of December 31, 2003, and the accounts presented for comparative purposes recognize the changes in the currency purchasing power until February 28, 2003, as required by Presidential Decree No. 664/2003 and General Resolution No. 441 of the CNV. Professional accounting standards establish that discontinuation of the restatement method established by Technical Resolution No. 6 should have been applied since October 1, 2003. Had the effects of such changes in the currency purchasing power been recognized until September 30, 2003, (a) the Cooperative's owners' equity as of December 31, 2003, and as of June 30, 2003, would have decreased by 11,614,929 and 16,691,558, respectively, and income (loss) for the period and the fiscal year then ended would have increased by about 5,076,628 and decreased by about 12,333,131, respectively, and (b) the statement of income and cash flow accounts for the six-month period ended December 31, 2002, presented for comparative purposes, would have been restated to recognize such effects.

It is presented below a summary of the following financial and income (loss) information restated in constant currency in accordance with the method under Technical Resolution No. 6 of the FACPCE.

Description	12/31/2003	06/30/2003
Current Assets	327,936,843	299,775,988
Noncurrent Assets	627,671,876	663,742,715
Total Assets	955,608,719	963,518,703
Current liabilities	691,825,251	661,122,091
Noncurrent Liabilities	157,148,188	121,374,653
Total Liabilities	848,973,439	782,496,744
Cooperative's Owners' Equity	106,635,280	181,021,959
Liabilities plus Cooperative's Owners' Equity	955,608,719	963,518,703
Net loss for the period / year	(61,740,471)	(7,105,031)

1.3. Consolidated financial statements

The Cooperative prepares its consolidated financial statements with its subsidiaries on an annual basis and not on interim periods.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

2. VALUATION METHODS

2.1. Cash

- In local currency: at nominal value.

- In foreign currency: they have been converted using the foreign exchange rates of each period-end or year-end for the execution of such transactions. The related detail is disclosed in Exhibit G. The exchange differences were allocated to income (loss) for each period or fiscal year.

- Savings accounts: they were valued at nominal value, plus interest accrued through each period-end or year-end. As they are liquid and readily available, they were disclosed under the "Cash" account.

2.2. Receivables and payables

- Federal and Provincial Bonds: they were valued at net realizable value as of each period-end or year-end.

- In local currency: for balances related to transactions of any kind performed with third parties and commercial transactions with related parties, they were stated at the present value of cash flows that they will generate, to the extent that the effects thereof were significant, using imputed, explicit or market rates, as the case may be, effective at the time of each transaction. The amounts related to non-commercial transactions with related parties, a breakdown of which is disclosed in note 7, have been stated at nominal value plus the related interest in conformity with the conditions originally agreed-upon.

- In foreign currency: for balances related to transactions of any kind performed with third parties and commercial transactions with related parties, they were stated at the present value of cash flows -of the related foreign currency- that they will generate, to the extent that the effects thereof were significant, using imputed, explicit or market rates, as the case may be, effective at the time of each transaction and converting such amount into Argentine pesos at the foreign exchange rate of each period-end or year-end applicable for the execution of such transactions. The amounts related to non-commercial transactions with related parties, a breakdown of which is disclosed in note 7, have been stated at nominal value of the related foreign currency plus the related interest in conformity with the conditions originally agreed-upon, converting the amount obtained into Argentine pesos as previously described. Foreign exchange differences have been charged to income (loss) for each period or fiscal year, except as explained in note 2.12.

- Labor cost liabilities: labor cost liabilities accrue in the period in which the employees have provided the services that give rise to such consideration.

- Credit risk: with respect to the foreign market, the Cooperative considers that the uncollectibility risk is limited since a portion of exports are carried out through letters of credit or they are covered by a risk insurance policy against customers' default in payment.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

With respect to the domestic market, in the normal course of business, the Cooperative grants credit to a significant clients portfolio, including concessionaires, supermarkets and governmental entities (tenders), among others. These three channels represent about 31%, 31% and 13%, respectively, of the total sales in the domestic market during the six-month period ended December 31, 2003. The Cooperative usually performs credit assessments regarding the financial capacity of its local customers to reduce the potential risk of significant losses deriving from uncollectibility and, in some cases, it has collaterals (pledges and mortgages) according to the credit levels assigned.

The maximum credit risk involved does not differ significantly from the receivable amounts disclosed in the balance sheet.

- Financial instruments: the Cooperative does not use financial derivatives.

The Cooperative estimates that the current value of the financial instruments referred to in the preceding paragraphs of note 2.2 (except for financial payables) is close to the book value as of each period-end or year-end. With respect to the current value of the Cooperative's financial payables, the current process aimed at the global restructuring of financial payables mentioned in notes 12, 13 and 15.b) prevents determining the market value thereof (settlement cost) with reasonable reliability. In this regard, although the corporate bonds (note 13) are authorized to list in the stock exchange, they do not have public listing.

2.3. Current investments

- Bank investments and Certificates of deposit: at nominal value converted at the period-end or year-end exchange rate in case such deposits were denominated in foreign currency, plus interest accrued through each period-end or year-end.

2.4. Inventories

- Finished goods: at the lower of reproduction cost and net realizable value as of each period-end or year-end.
- Production in process: at their replacement cost, considering its stage of completion, at each period-end or year-end.
- Warehouse: at replacement cost as of each period-end or year-end.
- Unbilled orders: representing work-in-process ordered by third parties, at the cost incurred restated as mentioned in note 1.2.

Finished goods and production in process do not include the effects of fixed costs related to the idle capacity, which are allocated as other operating expenses in the statement of income. The value of inventories does not exceed their net realizable value. The net realizable value is the cash sale price, plus additional revenues not related to the financing, less the costs directly originated by the sale.

SANCOR COOPERATIVAS UNIDAS LIMITADA

2.5. Noncurrent investments and Other Liabilities related to investments

- Interests in subsidiaries and affiliates: by the equity method calculated on the basis of financial statements as of December 31, 2003 and June 30, 2003 with auditor's report, except for SanCor Dairy Corp., SanCor Do Brasil Productos Alimenticios L.L.C. and SanCor Mexico L.L.C., which were stated at equity value based on unaudited accounting information as of such date.

  The Companies in which the Cooperative holds equity interests have followed the new professional accounting standards to prepare their financial statements, which are referred to in note 1.1 above, applying the applicable standards retroactively.

  To translate the financial statements of foreign subsidiaries stated in foreign currency (SanCor Do Brasil Productos Alimenticios L.L.C., SanCor Dairy Corp. and SanCor México L.L.C., classified as integrated companies for the application of the new professional accounting standards mentioned in note 1.1, the Cooperative has followed the method to translate the financial statements of integrated companies established under FACPCE Technical Resolution No. 18 as of December 31, 2003, and the translate – adjust method established by FACPCE Technical Resolution No. 13 for the financial statements as of June 30, 2003. The book balances as of June 30, 2003 (determined based on their valuation in foreign currency and translated at the exchange rate effective as of beginning of the year) are considered historical costs in Argentine pesos, in accordance with the transition standards established by Technical Resolution No. 18 of the FACPCE. The gain (loss) from the translation is included under "Income (loss) from long-term investments". Foreign subsidiaries are considered integrated companies, since they operate as an extension of the Cooperative's operations.

- Goodwill: deriving from paid-in stock premiums in Arla Foods Ingredients Corp., valued at original cost restated according to note 1.2, less the related amortizations calculated in proportion to the months elapsed and based on an estimated 20-year useful life. The amortization of the six-month period ended December 31, 2003, amounted to 124,289 and was included under "Loss from long-term investments".

- Interests in other cooperatives: at historical value, not exceeding the value obtained by the equity method at each period-end or year-end.

- Investment in securities: related to securities in U.S. dollars for the trust debt of TC/Cap Financial Trust. Based on the financial statements of the TC/CAP financial trust as of September 30, 2003, the last financial statements issued, its assets mainly consist of a stockholding in an investment company.

  According to the trust debts instruments issuance conditions, they will be repaid in a lump-sum payment on December 31, 2010 and acrrue interest payable in a single payment on December 31, 2010, equal to 51% of the face value of the notes (equivalent to 6% p.a. commencing on June 30, 2002, without compounding interest).

  Such securities have been stated at each period-end or year-end at nominal value in foreign currency, converted into Argentine pesos at the foreign exchange rate then effective plus interest accrued as provided by the financial trust agreement. The breakdown is disclosed in Exhibit C. The Cooperative does not have information about the market value of such securities because they are not listed, even when they have obtained the related listing authorization.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

- Other liabilities related to investments: this relates to equity interests in certain subsidiaries that as of each period-end or year-end, had negative shareholders' equity. The related detail is disclosed in Exhibit C. Since the Cooperative intends to revert such deficit, these equity interests are disclosed, calculated as mentioned in the first paragraph of this note, under "Other current Liabilities".

  The value of investments (including the goodwill) is reviewed to verify whether there has been any impairment, whenever there was a hint indicating that the book value of assets could exceed their recoverable value (the higher amount between their net realizable value and their value in use).

2.6. Property, plant and equipment

Plots of land, buildings, machinery, enclosures and facilities, and vehicles were subject to an appraisal revaluation carried out by independent experts as of June 30, 1990. Such amounts were restated as mentioned in note 1.2. The remaining useful lives and the appraised value at that time were determined by the independent appraisers.

The increased value generated by the use of current values as of the date of the appraisal revaluation, net of writedowns on account of depreciation charges and subsequent retirements were restated as mentioned in note 1.2 and is disclosed in the "Reserve of appraisal revaluation of PP&E" account, included in Cooperative's owners' equity account.

The remaining accounts and additions subsequent to June 30, 1990, to the accounts submitted to appraisal revaluation as explained in the paragraph above, were valued at cost restated as mentioned in note 1.2, less the respective accumulated depreciation calculated in proportion to the months of estimated useful life at each period-end or year-end.

As of December 31, 2003, PP&E include capitalized exchange differences, less depreciation, in an amount of 15,696,384 (14,017,067 as of June 30, 2003), which exceeds the inflation-adjusted values of such assets, as established by General Resolution N° 398 of the CNV mentioned in note 2.12.

The valuation of property, plant and equipment is reviewed to verify whether there has been any impairment, whenever there was a hint indicating that the book value of assets could exceed their recoverable value (the higher amount between their net realizable value and their value in use).

2.7. Intangible Assets

At cost, restated as mentioned in note 1.2, less respective accumulated amortization.

The valuation of intangible assets is reviewed to verify whether there has been any impairment, whenever there was a hint indicating that the book value of assets could exceed their recoverable value (the higher amount between their net realizable value and their value in use).

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

2.8. Deferred charges

Related to prepaid expenses, acquired software and development of IT systems, valued at cost restated as indicated in note 1.2, net of the related accumulated amortization, calculated on the basis of the months of deferral established.

2.9. Other assets

They are related to packaging materials stated at the lower of the replacement cost and net realizable value as of each period-end or year-end.

2.10. Allowances and accruals

- Allowance for doubtful accounts: this covers receivables in litigation (for the value exceeding the estimated value of collaterals under pledge or mortgage agreements) and other receivables of uncertain recoverability, on the basis of a case-by-case analysis of the portfolio. In such quantification the report from legal counsel was considered.

- Allowance for inventory obsolescence: it was set up to reduce to probable realizable value the book value of certain inventories with slow turnover or unlikely to be used. For quantification purposes, the Cooperative's sale and/or use projections were taken into account.

- Accrual for litigation: this covers adverse contingencies that could generate obligations for the Cooperative, arising from situations present at each period-end or year-end, with probable likelihood and quantifiable. The nature of contingencies mainly comprises commercial and labor issues. For assessment and quantification purposes, the Cooperative takes into account its legal counsel's opinion and the remaining evidence available, adjusting the amounts originally estimated for such contingencies at the interest rate expected to be applied, as well as considering the related expenses.

2.11. Cooperative's owners' equity accounts

Stated in constant pesos, as mentioned in note 1.2, except for the Subscribed Capital and the Associated Subscribers accounts, which have been kept at their original value. The adjustment necessary to restate them in constant pesos is disclosed in the Adjustment to Capital and the Overall Adjustment to Cooperative equity accounts.

The Cooperative's bylaws provide that subscribed capital, together with reserves, as of each year-end, should be sufficient to cover a maximum of 50% (fifty percent) of assets, as may be determined by the Board of Trustees. To such end the program of investments in PP&E and the possibilities of external financing will have to be taken into consideration.

Paying in the subscribed capital calculated as provided in the preceding paragraph will be mainly made by capitalization of retained earnings or crediting a percentage of the production delivered by the associated cooperatives. Such percentage is determined by the Board of Trustees up to a maximum of 5% as provided in Section 10 of the Cooperative's bylaws.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

The Cooperative's owners' equity as of June 30, 2003, was modified as a result of retroactively booking the changes introduced by the new professional accounting standards, as indicated in note 1.1, in an amount of 7,140,135 (which consists of a 5,524,345 loss as a result of booking liabilities related to the overall vacation accrual for all personnel, income in the amount of 163,471 due to the application of discounted values to measure non-commercial and non-financial receivables and liabilities and financial receivables and payables without interest -or with an interest rate under the market rate- and 1,779,261 (loss) due to changes in the equity value as a consequence of application of the new accounting standards in the subsidiaries). In addition, the Cooperative's owners' equity as of June 30, 2002, was modified as a result of retroactively booking (a) the change in the method used to capitalize in PP&E the foreign exchange differences deriving from liabilities in foreign currency existing as of January 6, 2002, amounting to a 125,535,187 loss, as mentioned in note 2.12 and (b) the changes introduced due to enforcing the new professional accounting standards, as mentioned in note 1.1, amounting to a 6,217,933 loss.

2.12. Statement of income accounts

The accounts that accumulate monetary transactions in each period (sales, purchases, selling, administration, and manufacturing expenses, etc.) were computed at nominal value as of December 31, 2003, and were restated as of December 31, 2002, as explained in note 1.2 by applying the coefficients applicable for the month of accrual. Gains (losses) from holding of inventories and other productive goods accrued during each period were segregated from cost of sales and disclosed under "Financial and holding (income) loss".

Charges for consumption of nonmonetary assets have been accounted for based on the restated amounts of such assets.

The Cooperative segregated the imputed financial components accrued over each period related to trade receivables and payables, and the respective income and expenses to the extent that they were material.

The "Financial and holding (income) loss" account includes (a) financial income and expense, including those deriving from stating assets and liabilities at present value, as mentioned in note 2.2, (b) holding (gain) loss from inventories and other productive goods in real terms and (c) the effect of general inflation on monetary assets and liabilities as of December 31, 2002, as per the following detail:

Description	(Income) loss 2003	(Income) loss 2002
Financial and holding (income) loss from assets:		
Interest and exchange differences	(3,094,289)	12,107,933
Imputed interest in receivables	(6,723,393)	(8,437,897)
Holding losses from inventories	9,070,403	15,416,383
Holding income from warehouse and packaging	157,371	3,247,370
Loss on changes in currency purchasing power	-	15,649,364
Total from assets	(589,908)	37,983,153

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

Description	(Income) loss 2003	(Income) loss 2002
Financial and holding (income) loss from liabilities:		
Interest and exchange differences	47,495,102	(52,323,091)
Imputed interest in payables	9,545,811	11,798,032
Income on changes in currency purchasing power	-	(20,704,484)
Total from liabilities	57,040,913	(61,229,543)

General Resolution No. 398 of the CNV allows, as an exceptional treatment, that the exchange differences arising as from January 6, 2002, related to liabilities in foreign currency existing as of such date to be allocated to the cost of the assets acquired provided that a series of conditions are met, and that there is a direct relation between the financing and the acquisition of the assets to which exchange differences may be allocated. Where the relation between the financing and the acquisition of the above assets is not direct, such exchange differences may also be allocated, under certain conditions, to the cost of such assets.

As of June 30, 2002 the Cooperative had exercised the option established by the referred Resolution, capitalizing in PP&E those exchange differences resulting from liabilities in foreign currency as of January 6, 2002, related, both directly and indirectly, to such PP&E. Following such option, PP&E as of that date included accumulated exchange differences, less depreciation, for 182,182,492.

During the fiscal year ended June 30, 2003, the Cooperative changed the criterion used to capitalize exchange differences in its PP&E, adopting the criterion of capitalizing only those resulting from liabilities in foreign currency as of January 6, 2002, directly related to the financing of PP&E, as allowed by General Resolution No. 398 of the CNV and Resolution MD 3/02 of the CPCECABA. This change in criterion has been implemented to better disclose the information on the financial income (expense) for each fiscal year or period, considering the evolution of macroeconomic variables (inflation and exchange rate evolution). This change of method was retroactively booked as of June 30, 2002, for an amount of 125,535,187, as mentioned in note 2.12, and implied an increase in net income and financial income for the period ended December 31, 2002, presented for comparative purposes, amounting to 65,375,686.

As of December 31, 2003, the Cooperative's property, plan and equipment included accumulated exchange differences, net of depreciation, in the amount of 15,696,384 (14,017,067 as of June 30, 2003), which exceeded the adjusted for inflation values of such assets. Exhibit G includes liabilities in foreign currency existing as of January 6, 2002, that financed such assets and were held as of this period-end.

During the six-month period ended December 31, 2003, the Cooperative increased the PP&E line and charged to income foreign exchange differences amounting to 1,679,317 as a result of the impact caused by the increase in the foreign exchange rate as compared to the year ended June 30, 2003, and the PP&E depreciation during the period. During the six-month period ended December 31, 2002, there was a decrease in PP&E and a loss charged to income for such period amounting to 26,608,162, as a result of the foreign exchange rate decrease as compared to the year ended June 30, 2002, the effect of recognizing inflation for the period and PP&E depreciation for such period.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

According to the INAES current standards, the Cooperative discloses "operating accounts" and "transactions with nonmembers" in the Statement of Income in accordance with the following criteria:

- Sales are allocated directly based on the units sold and prices in each case.
- By definition, direct costs are allocated to each product involved in each account.
- Indirect costs are prorated in accordance with various methods which, in general, are related to the sales volume of each product.

2.13. Reconciliation between cash and cash equivalents used in the statement of cash flows and the balance sheet

The cash and cash equivalents used by the Cooperative in the statement of cash flows at each period-end are related to the cash on hand and in banks as well as the short-term investments with an expiration term not exceeding three months. The difference with the cash disclosed in the balance sheet as of such dates is related to certificates of deposit maturing within the three-month period following each period-end. The reconciliation is shown below:

Items	12/31/2003	12/31/2002
Cash and cash equivalents used in the statement of cash flows	11,122,166	28,955,730
Certificates of deposit	575,358	9,739,802
Cash disclosed in the balance sheet	10,546,808	19,215,928

3. SEGMENT INFORMATION

The business segments identified are related to the Cooperative on a consolidated basis since there are businesses of different types at such level, the main segment of which is the dairy segment. The information related to such segments required by FACPCE Technical Resolution No. 18 will be included in the financial statements for each year-end in which, as mentioned in note 1.3, the Cooperative presents the consolidated information with its subsidiaries.

In addition, the Cooperative has not identified the existence of business segments that should be reported in its individual financial statements. The Cooperative's business mainly operates in the dairy segment while no other activity unrelated to such segment has significant effects thereon. The industrial, commercial, financial and administrative structure manager the dairy business as a whole, without differentiating resources specifically for product lines or geographical sales areas; thus, no components may be distinguished within the Cooperative's operations. However, it is presented below the total sales per product line and per market so as to provide information as regards the breakdown of sales included in the Cooperative's statement of income as of December 31, 2003, and 2002.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

- Sales per product line:

Product line	12/31/03	12/31/02
Butter	33,364,123	38,330,754
Cream	28,832,466	22,039,550
Cheeses	150,267,642	140,161,051
Powdered milk	118,434,509	128,772,485
Plain UHT milk	63,748,063	67,243,929
Refrigerated milk	71,393,701	56,640,361
Other	85,879,305	57,510,573
Subtotal	551,919,809	510,698,703
Export rebates	4,056,964	6,315,798
Total gross sales	555,976,773	517,014,501

- Sales per market

Market	12/31/03	12/31/02
Domestic market	453,869,370	363,902,978
Foreign market	98,050,439	146,795,725
Subtotal	551,919,809	510,698,703
Export rebates	4,056,964	6,315,798
Total gross sales	555,976,773	517,014,501

4. DEVELOPMENT OF THE ADJUSTMENT TO CAPITAL ACCOUNT

Capitalization resolved by the General Meeting		Increase for the fiscal year		
Balance as of June 30, 1993				25,086,588
Date	Amount	Ended in the year	Amount	
10/29/1993	(2,494,408)	-	-	(2,494,408)
09/30/1994	(310,612)	1994	310,612	-
09/29/1995	(9,785,985)	1995	9,739,384	(46,601)
09/27/1996	(603,228)	1996	603,228	-
09/27/2002	(110,388,274)	2002	113,027,788	2,639,514
07/26/2003	(12,483,582)	2003	12,483,582	-
Balance as of December 31, 2003				25,185,093

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

5. BREAKDOWN OF FINANCIAL INVESTMENTS, RECEIVABLES AND PAYABLES

Maturity	Current investments	Receivables (1)	Liabilities: Financial payables (2) (5)	Liabilities: Other payables (3)
Without a maturity date	-	71,551,045	827,477	8,733,321
With a maturity date				
– Past due:				
Up to three month	-	20,590,366	50,409,025	13,120,128
From three to six months	-	3,846,920	40,733,546	1,565,726
From six to nine months	-	3,574,741	50,160,957	3,025,601
From nine to twelve months	-	8,853,330	31,182,247	242,406
From one to two years	-	18,646,259	144,615,167	1,159,638
From two to three years	-	477,012	10,737,624	860,462
From three to four years	-	845,513	-	6,076
Over four years	-	429,110	-	330,314
Total past due	-	57,263,251	327,838,566	20,310,351
– Not yet due:				
Up to three months	575,358	119,004,988	124,887,067	171,490,838
From three to six months	-	3,873,308	8,646,023	10,482,729
From six to nine months	-	6,410,001	-	8,459,189
From nine to twelve months	-	3,257,764	4,383,606	5,972,199
From one to two years	-	180,470	62,262,500	19,247,292
From two to three years	-	120,855	-	15,691,438
From three to four years	-	106,310	-	11,814,858
Over four years	-	10,959	-	32,184,601
Total not yet due	575,358	132,964,655	200,179,196	275,343,144
Total with a maturity date	575,358	190,227,906	528,017,762	295,653,495
Total	575,358	261,778,951	528,845,239	304,386,816

(1) Includes current trade receivables and other current and noncurrent receivables, excluding the allowance for doubtful accounts. They do not accrue explicit interest.

(2) Includes bank and financial payables.

(3) Includes total liabilities, excluding bank and financial payables and accruals. About 22% accrues explicit interest at a monthly average 0.46% rate.

(4) The explicit weighted average and variable interest rate for financial payables amounts to 0.67% per month.

(5) The Cooperative has disclosed the items to fall due, based on the terms of the agreements originally signed, the FRN loan, the IFC loan and other minor loans for which certain principal and interest installments have been defaulted, considering the expected success from the negotiations that are currently in progress with creditors to establish a new payment schedule.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL G. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

6. RESTRICTED ASSETS AND GUARANTEES PROVIDED

As of December 31 and June 30, 2003, the Cooperative has machinery, real property, inventory and trademarks, pledged or mortgaged amounting to 319,296,155 and 332,940,346, respectively, securing financial and trade liabilities in the amounts of 386,304,824 and 381,798,620, respectively.

Collateral assets and their book value as of such dates are:

Description	Net Book Value 12/31/2003	06/30/2003
Pledged machinery	138,792,671	141,487,023
Mortgaged real property	132,836,858	134,233,479
Pledged inventory and warrants	47,544,468	57,093,820
Pledged trademarks	122,158	126,024
Total	319,296,155	332,940,346

The Cooperative, in its capacity as shareholder of Arla Foods Ingredients Corp., has posted guarantees for a debt of such company vis à vis The Investment Fund for Emerging Markets (IFV) for an amount of USD 4,000,000, plus the related interest. Furthermore, the Cooperative has entered into a Project Fund Agreement together with Arla Foods A.M.B.A., DEG, Rabobank Netherland branch and Rabobank New York, whereby the shareholders of Arla Foods Ingredients Corp. committed to depositing the funds required to complete the construction project and start up of the whey processing plant. By way of security for the obligations assumed, the shareholders of such company signed a first pledge agreement on the stock of such company.

Finally, note 14 describes the characteristics of the guarantees granted by the Cooperative for certain loans granted to primary cooperatives.

7. TRANSACTIONS WITH SUBSIDIARIES AND RELATED PARTIES

The receivables from and payables to subsidiaries as of December 31, 2003 and June 30, 2003, included in Exhibit C are as follows:

Company	Trade receivables	Other current receivables	Other non current receivables	Total assets	Current trade payables	Other current payables	Total liabilities
El Hornero G.P.	-	13,601,385	-	13,601,385	-	-	-
Coop Publicidad G.P.	-	145,406	-	145,406	(19,891)	-	(19,891)
Amplicampo Inversora Corp.	-	-	5,918,458	5,918,458	-	-	-
Sodecar Corp.	-	48,300	-	48,300	(3,305,206)	-	(3,305,206)
Integral Insumos G.P.	-	1,219,633	-	1,219,633	(447,344)	(1,912)	(449,256)
SanCor Do Brasil Productos Alimenticios L.L.C.	17,698,578	-	-	17,698,578	-	-	-
SanCor México L.L.C.	-	-	-	-	-	(10,663)	(10,663)
SanCor Dairy Corp.	150	89,749	-	89,899	(187,525)	-	(187,525)
Arla Foods Ingredients Corp.	655,128	3,868,199	-	4,523,327	(1,881,564)	(678,065)	(2,559,629)
San Marco Corp.	344,786	12,196	3,607,253	3,964,235	(700,310)	-	(700,310)
Aproagro Corp.	70,738	3,242,222	-	3,312,960	(3,908,014)	-	(3,908,014)
Total 12/31/2003	18,769,380	22,227,090	9,525,711	50,522,181	(10,449,854)	(690,640)	(11,140,494)
Total 06/30/2003	19,325,578	14,818,457	17,012,564	51,156,599	(11,692,489)	(93,998)	(11,786,487)

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

The transactions performed during the periods ended December 31, 2003, and 2002, with subsidiaries included in Exhibit C are:

Company	Sales of goods and services	Comissions and bonuses (loss) income	Purchases of goods	Administrative and selling expenses
Coop Publicidad G.P.	-	(38,269)	-	-
Sodecar Corp.	-	27,429	-	-
Integral Insumos G.P.	8,708	-	-	-
SanCor Do Brasil Productos Alimenticios L.L.C.	6,403,763	-	-	-
Arla Foods Ingredients Corp.	1,099,024	93,165	287,120	145,171
San Marco Corp.	-	(297,494)	1,014,355	-
Aproagro Corp.	608,728	-	-	1,622,915
Total 12/31/2003	8,120,223	(215,169)	1,301,475	1,768,086
Total 12/31/2002	21,155,127	(478,688)	651,321	1,064,340

The Cooperative acquires almost all its raw materials from the related primary cooperatives. In addition, the Board of Trustees and the Statutory Audit Committee are formed by individuals belonging to the management bodies of certain related primary cooperatives. The latter are appointed through a regular meeting according to the mechanisms established by the Cooperative's bylaws, which basically consist in the agreement among most of the related primary cooperatives. However, such primary cooperatives are not considered "related parties" as established in section 3, Technical Resolution No. 21, since none of the related primary cooperatives may individually hold an equity interest or have significant influence on the Cooperative's decisions in conformity with the abovementioned accounting standard.

8. RESTRICTION ON DISTRIBUTION OF EARNINGS FOR THE FISCAL YEAR

According to the provisions of Section 42 of Law No. 20,337, income derived from long-term investments and other income and expenses plus income from transactions with nonmembers are to be transferred to the "Special Reserve Section 42, Law No. 20,337" account.

9. OTHER EXPENSES

The other expenses as of each period-end break down as follows:

Description	Income (loss) 12/31/2003	Income (loss) 12/31/2002
Bank expenses	(800,043)	(1,113,828)
Tax on bank account transactions	(6,499,081)	(3,761,747)
Impairment in value of bonds	(142,884)	(1,116,598)
Services to cooperatives	(240,995)	(246,122)
Total	(7,683,003)	(6,238,295)

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL E. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

10. OTHER INCOME (EXPENSES) - NET

The breakdown of other income (expenses) - net as of each period-end is as follows:

Description	Income (loss) 12/31/2003	Income (loss) 12/31/2002
Income:		
Income (loss) from sales of PP&E	562,221	(276,872)
Income from exclusion of cooperatives	8,159,813	4,509,822
Income on sale of warehouse and rejects	23,428	138,721
Loss:		
Severance payments	(3,593,247)	(2,610,377)
Early Retirement System	(3,009,496)	(3,274,862)
Others	(2,023,210)	107,386
Consignments	(25,628)	(343,171)
Total	93,881	(1,749,353)

The bylaws provide for the application of penalties to primary cooperatives whose actions do not comply with the bylaws or the policies of the Cooperative. In the case of serious violations, such penalties entail the exclusion of the primary cooperative and the forfeiture of its cooperative rights. The exclusion based on total or partial failure to deliver the milk output gives rise to the obligation to pay the cooperative, as compensation, an amount equivalent to 100% of the paid-in capital. The criterion adopted by the Cooperative to book such compensation is to delete the amounts included in the "Subscribed Capital" and "Associated Subscribers" accounts related to the excluded primary cooperatives, allocating the net resulting amount as a gain for the period in "Income from exclusion of cooperatives" under "Other Income (Expenses) - Net".

11. LEASES

According to the transition standard established by Technical Resolution No. 18, the Cooperative did not modify the valuation or disclosure methods used for the leases existing before such accounting standards became effective.

On the other hand, this year the Cooperative has entered into a financial lease agreement over an aseptic milk-container filling machine. The term of the lease is twelve months commencing in December 2003 and the total lease fee is USD 584,000. The outstanding debt under the lease amounts to USD 434,000, and its current value is USD 407,316. The book value of the PP&E booked for this transaction amounts to ARS 1,632,290. The purchase option has been established at USD 2,000 and the Cooperative is willing and able to comply with the agreement and exercise the purchase option.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

12. LOAN GRANTED BY THE INTERNATIONAL FINANCE CORPORATION

On April 18, 1995, the Cooperative signed a loan agreement whereby the International Finance Corporation (IFC) granted SanCor CUL a USD 70 million loan which was earmarked for partially financing the new Investment Plan which the Cooperative defined for the period 1995-1999.

The main characteristics of this loan are as follows:

- Line A: USD 20 million, semiannual repayment, first amortization payment in October 1997 and last amortization payment in April 2005.

- Line B: USD 30 million, semiannual repayment, first amortization payment in April 1997 and last amortization in October 2001.

- Line C: USD 20 million, one-time repayment in June 2005, with a capitalization option by the IFC in possible subsidiaries or in SanCor CUL, should the Cooperative decide to become a publicly held company.

The loan is secured by collateral in a proportion of 1.5:1.0. Interest on the loan is calculated on the basis of LIBOR plus a surcharge, except for Line C, which includes an additional rate so long as the abovementioned option is not exercised.

The covenants of this loan agreement bind the Cooperative, among other things, to maintain the loan guarantees and certain minimum liquidity and debt-to-equity ratios, and obtain prior IFC consent to carry out certain significant transactions which may change the Cooperative's current financial position (such as furnishing a collateral or other security, acquiring and disposing of assets and granting financial loans to third parties, etc.).

In the event of default in payment or noncompliance with any of the abovementioned covenants for more than 30 days, the IFC, by prior written notice to the Cooperative, may, in the event that such default or noncompliance remains, enforce the acceleration clause under the loan agreement.

As mentioned in the financial statements issued as from December 31, 2001, through September 30, 2003, the Cooperative had not met the minimum liquidity and debt-to-equity ratios and such failure continues as of December 31, 2003. As of the date of this report such failures were not notified to the Cooperative.

On April 15, 2002, date upon which the tenth principal installment of line A in the amount of USD 1.25 million and the interest related to lines A and C for USD 0.85 million fell due, the Cooperative submitted to the IFC a proposal for payment of interest in 4 monthly installments and requested additional time to define the payment schedule for the principal installment, once the economic plan of the Federal Government and its impact on the evolution of the situation in Argentina and in the Cooperative were known. Such proposal was accepted orally by the officers of the IFC and the Cooperative made the payments under such proposal.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL R. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

The eleventh, twelfth and thirteen principal installments of line A in the amount of USD 1.25 million each and interest related to lines A and C matured on October 15, 2002, April 15, 2003 and on October 15, 2003, respectively. The Cooperative has not repaid the abovementioned principal installments. During the months of May to July 2003, the Cooperative paid about USD 0.92 million for interest due as of October 31, 2002.

To the date of issuance of these financial statements, the Cooperative is still negotiating the clauses of the loan agreement within a global restructuring process of all financial liabilities, which consists in rescheduling due dates and reducing the originally agreed-upon interest rates.

Consequently, based in the abovementioned negotiations, the Cooperative is still disclosing such financial payables in the financial statements as of December 31, 2003 as current and noncurrent (to such date, debts amounted to USD 7,500,000, equivalent to ARS 21,975,000 as current and USD 21,250,000 equivalent to ARS 62,262,500, as noncurrent) according to the original conditions of the loan agreement.

13. CORPORATE BONDS (FLOATING RATE NOTES)

The Cooperative's Regular Meeting of Delegates held on September 30, 1994, approved the creation of the program for the issuance of corporate bonds (the "Program").

Afterwards, the Regular Meeting of Delegates held on September 24, 1999, decided on a USD 300 million increase in the amount of the abovementioned program, which was approved by the Buenos Aires Stock Exchange and the CNV (Argentine Securities Commission) through the certificate No. 269 dated July 25, 2000.

On July 27, 2000, the Cooperative issued the series of corporate bonds called "floating rate notes", amounting to USD 94.8 million by virtue of the abovementioned program for the issuance of corporate bonds.

The issuance price was set at par, with variable interest rate according to the evolution of Badlar and Libor rates, interest payments are quarterly (14 installments) as from October 27, 2000 and principal is amortized in 13 installments, the first semiannual on January 29, 2001, and the rest quarterly thereafter.

The Cooperative has guaranteed this entire series with mortgages and security agreements on certain assets.

The net proceeds from the issuance of the second series of floating rate notes, Class 2 for a face value of USD 19 million, and Class 3 for a face value of USD 75.8 million, were fully applied, on July 27, 2000, to repaying a bridge loan in the amount of USD 94.8 million that had been received on January 27, 2000.

The covenants of the issuance program for these series of Corporate bonds oblige the Cooperative to maintain certain minimum financial ratios that are calculated on a quarterly basis.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

Failure to come into compliance with such ratios or with any other obligations established in the abovementioned program within 45 days of receiving notice from the Trustee, or from the date both the Cooperative and the Trustee received notice from any Holder, pointing out the noncompliance and requesting its repayment, would place the Cooperative in default and, in such case, the Trustee or any Holder of at least 25% of outstanding notes of any kind would be entitled, subject to fulfillment of certain formalities, to declare the early maturity of all securities in the respective class.

Due to the possibility of failing to meet certain financial ratios as of September 30, 2001, and anticipating the contingent effects on this event of the rough Argentine macroeconomic situation, on September 17, 2001, the Cooperative notified to the trustee such noncompliance, as well as its intention to call a noteholders' meeting to request a waiver for such noncompliance and the change of the financial ratios that the Cooperative was unable to comply with.

On December 19, 2001, the Cooperative carried out the noteholders' meeting, which approved a waiver regarding the noncompliance with certain financial ratios and negative covenants upon issuing the above "floating rate notes", as well as flexibilizing certain ratios and financial commitments effective as from the date of the above meeting through the yearly financial statements as of June 30, 2002.

As mentioned in the financial statements issued as from December 31, 2001, through September 30, 2003, certain financial ratios which have been renegotiated at the holders' meeting mentioned above were not complied. As of December 31, 2003, the Cooperative continues failing to comply with the financial ratios established.

On January 28 and April 29, 2002, the Cooperative, based on a payment proposal made to holders, which included a 33% reduction on the rate effective for such period (10/29/2001 through 01/28/2002), partially paid interest installments due on January 28, 2002, in the total amount of USD 2,583,000. Then, a new proposal was made for payment of interests falling due on April 29, 2002, recalculating a fixed rate instead of the Badlar rate established in the agreement, and offering to pay off such amount in four consecutive monthly installments, which were fully paid. In the same manner, the Cooperative presented a payment proposal for the interest installment maturing on July 29, 2002, recalculated with the same procedure that the one used for the installment maturing on April 29, 2002. The proposal consisted in four monthly and consecutive installments commencing in August, 2002. As of issuance of these financial statements, the Cooperative had paid in due time all of the above installments. The holders of such "floating rate notes" have not expressed their formal acceptance of the abovementioned refinancing and repayment proposals submitted by the Cooperative.

Additionally, the Cooperative booked the interest accrued after July 29, 2002 on Serie 2, at an 8.75% fixed rate, representing the average interest rate applicable to US dollar transactions, based on market rates.

As stated in the above paragraphs, in order to book interest accrued as from October 29, 2001, to date, the Cooperative considered reasonable market rates (consistent with the transition period elapsed until the definitive agreement on the global restructuring of financial payables is reached) instead of the terms agreed in the FRN issuance program. As of December 31, 2003, the Cooperative did not book a higher amount because it expects that in-progress negotiations with holders, which includes extensions on the terms applicable to obligations and reductions of interest rates, will have a favorable outcome.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

Under the program, failure to settle any amount payable for principal, interest, premiums or in any other respect related to any note is deemed cause of noncompliance, and should be redressed within a period of five working days, after which the trustee or holders of a minimum 25% of the total face value of outstanding notes of any given class are entitled, after following certain formalities, to declare the accelerated maturity of all notes of such class.

In relation to the principal installments of USD 49,296,000 which fell due as from January, 2002, through October 2003, given the financial debt restructuring negotiations, the Cooperative and the holders have made an oral agreement to postpone the setting of the payment date.

From May to July, 2003, the Cooperative paid USD 2,079,700 for interest due as of October 31, 2002.

As of issuance of these financial statements, the Cooperative is still renegotiating the clauses of this loan within a global restructuring process of all financial liabilities, as mentioned in the previous note.

14. SUBSCRIBED CAPITAL PAY-IN

It is an accounting policy of the Cooperative to disclose under Cooperative's owners' equity the capital contributions not yet paid in, offsetting the "subscribed capital" account, until it has obtained objective evidence that such contribution will be paid in imminently.

Under Cooperatives Law, the capital subscribed should be paid in over a maximum 5-year term. In June 2001, the Cooperative negotiated a USD 25 million credit line from Banco de la Nación Argentina, repayable over 5 years on a monthly basis, in favor of the associate cooperatives so that the capital subscribed may be paid in. The abovementioned credit line, was subsequently de-dollarized at the exchange rate ARS1 to USD1, and it is currently subject to the general interest rate for loans in ARS of the Banco de la Nación Argentina.

To secure the abovementioned loan, the Cooperative (a) withholds from associate cooperatives a percentage of payments for milk delivered, (b) set up a first floating lien on its finished products stock with a 150% security margin, and (c) became joint and several surety, and main obligor, waiving the benefit of discussion, division and previous payment request to the main debtor.

15. RECENT SIGNIFICANT ECONOMIC EVENTS AND CURRENT PERFORMANCE OF THE COPERATIVE

a) Recent significant economic events

During December 2001, Argentine authorities implemented a number of monetary and exchange control measures, declared the official default on public debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

Various regulations were subsequently issued, including Decree No. 214/2002 on financial system restructuring, which amended effective rules and regulations mainly as follows: (a) variation of the exchange system into a free market for foreign trade transactions and, with prior approval by the BCRA (Central Bank of Argentina), financial transactions; (b) de-dollarization of the Argentine economy by conversion into Argentine pesos of all USD deposits held with Argentine financial institutions at USD 1 = ARS 1.40 and all USD-denominated obligations assumed as of January 6, 2002, in Argentina at USD 1 = ARS 1. Such amounts will be updated as from the date of such decree (February 3, 2002) by CER (benchmark stabilization coefficient); (c) de-dollarization of all private agreements entered into as of that date at the ARS 1 = USD 1 exchange rate; (d) prior authorization by the BCRA to make certain transfers abroad in financial loan principal and interest payments; (e) suspension of unjustified dismissals (f) implementation of new export duties for the export of commodities and processed agricultural products; and (g) establishing the obligation to execute export collections in the foreign exchange market within the term established by the BCRA.

Since late 2002 the federal government has implemented a number of measures to gradually normalize the exchange market and the flow of commercial and financial currency. To that effect, among other provisions, the government relaxed the restrictions applicable on the servicing of principal and interest on payables to foreign vendors, on the payment terms for imports and the restrictions on access to the exchange market by individuals and legal entities.

To the approval date of the accompanying financial statements, the Federal Government is analyzing supplementary policies.

On the other hand, and as a consequence of the changes implemented, in 2002 there was an increase in the Argentine wholesale index of approximately 118% according to the information provided by the INDEC (Argentine Institute of Statistics and Census). Such increase for the fiscal year ended June 30, 2003, totaled approximately 9% and, for the six-months period ended December 31, 2003, it amounted to about 4.5%.

Due to the need to obtain prior authorization by the BCRA, the Cooperative's ability to make certain transfers abroad to service the principal of its financial loans, has been restricted.

b) Current performance

The economic context described in a) above resulted in a recession of the Argentine economy, with significant drops in consumption and investments, unemployment growth, and severe restriction on the access to credit.

This economic context has affected the Cooperative, and affected its cash flow and, therefore, has caused difficulties in its ability to settle its debts.

Therefore, the Cooperative is negotiating a global restructuring of all of its financial payables preparing a proposal for obtaining extensions on the terms applicable to obligations and reductions of interest rates. Additionally, the Cooperative is developing strategies to adapt its business to the new context and is considering the possibility of making strategic alliances with local and foreign companies, having the Members' Meeting, approved such proposal. The Coopeative's Board of Trustees and Management understand that the measures implemented regarding the reduction of

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

its costs and expenses as well as the selection of business based on its profitability, coupled with the success expected from the negotiations mentioned above to restructure the Cooperative's liabilities, will enable the Cooperative to attain the operating income to start to overcome the current crisis.

Taking into account the above economic context and its effects on the Cooperative and that certain events could require further economic measures by the Government, to the approval date of the accompanying financial statements it is not possible to determine the future effects that a continued economic crisis may have on the Cooperative's financial position and results of operations, and on its operations with banks, clients and vendors. The accompanying financial statements do not include any adjustment that may result from such uncertainties. The Cooperative's Board of Trustees and Management are continuously evaluating the magnitude of the impacts that such economic measures may have on the Cooperative's financial position and results of operations. The associated effects will be reported in the financial statements once they become known and quantifiable.

16. DAMAGES IN THE CHIVILCOY PLANT

During October 2003, a twister in Chivilcoy (province of Buenos Aires) caused damages in the Cooperative's facilities in such area. The twister destroyed an intelligent warehouse for long-life milk affecting all the products stored therein. The Cooperative has purchased insurance that covers this damage. As of issuance of these financial statements, the Cooperative is working with the insurance company to determine the total cost of reconstruction of the plant, which would be covered by the Insurer with a deductible of USD 250,000. The loss resulting from the recognition of the damages up to the amount of the deductible was booked under income (loss) for the period ended December 31, 2003, under "Extraordinary Loss" and amounted to ARS 757,869.

17. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in the City of Buenos Aires, Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT A

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PROPERTY, PLANT AND EQUIPMENT FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	Original Cost plus appraisal revaluations				
Accounts	Balance at beginning of year	Increase	Decrease	Transfer	Balance at end of period/year
Land	13,908,844	-	(373,250)	-	13,535,594
Buildings	344,027,691	690,275	(428,606)	309,087	344,598,447
Enclosures and facilities	29,105,937	33,862	(286,984)	164,702	29,017,517
Machinery and facilities	621,827,167	749,197	(1,315,759)	458,719	621,719,324
Tools in use	1,161,469	1,971	(4,863)	295	1,158,872
Furniture and fixture	17,849,131	8,867	(99,561)	(430)	17,758,007
Vehicles	6,676,730	-	(411)	(926)	6,675,393
Proprietary computer hardware	10,859,846	49,146	(49,812)	8,642	10,867,822
PP&E under loan for use	251,606	-	(140,335)	-	111,271
Computer hardware under loan for use	197,769	371	(3,279)	5,400	200,261
PP&E under capital leases	10,487,616	1,628,931	-	-	12,116,547
Vehicles under capital leases	1,209,095	-	-	923	1,210,018
Machinery Law 24,402 and Resolution No. 502/95	77,032,103	390,852	-	329,593	77,752,548
Works in progress	1,663,164	1,081,616	(2,628)	(946,062)	1,796,090
PP&E Resolution No. 502/95	20,247,975	-	-	(329,943)	19,918,032
Total 12/31/2003	1,156,506,143	4,635,088	(2,705,488)	-	1,158,435,743
Total 06/30/2003	1,203,424,838	5,160,418	(52,079,113)	-	1,156,506,143
			(A)		(B)

(A) Includes 336,829 and 1,927,070 as of December 31, 2003 and June 30, 2003, respectively, of Reversal of Appraisal Revaluation owing to retirements for the period / year.

(B) As of December 31, 2003 and June 30, 2003, the balance of PP&E includes cumulative foreign exchange differences in the amount of 15,696,384 and 14,017,067, respectively. During the six-month period ended December 31, 2003, the Cooperative increased the PP&E account and charged foreign exchange differences to income, net of the related amortization thereof, as established by general Resolution No. 398 of the CNV. Such increase was included in the additions for the period and amounts to 1,679,317.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL R. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT A
(Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PROPERTY, PLANT AND EQUIPMENT FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	Depreciations					
		For the period/year				
Accounts	Accumulated at beginning of year	Increase	Decrease	Accumulated at end of period/year	Net book Value 12/31/003	Net book Value 06/30/2003
Land	-	-	-	-	13,535,594	13,908,844
Buildings	126,056,804	4,973,103	(95,481)	130,934,426	213,664,021	217,970,887
Enclosures and facilities	12,272,785	551,470	(35,377)	12,788,878	16,228,639	16,833,152
Machinery and facilities	397,281,099	13,306,946	(1,095,512)	409,492,533	212,226,791	224,546,068
Tools in use	1,096,007	19,181	(4,658)	1,110,530	48,342	65,462
Furniture and fixture	13,968,839	489,968	(95,993)	14,362,814	3,395,193	3,880,292
Vehicles	3,322,291	173,929	(411)	3,495,809	3,179,584	3,354,439
Proprietary computer hardware	10,272,041	419,721	(41,261)	10,650,501	217,321	587,805
PP&E under loan for use	98,783	7,076	(47,854)	58,005	53,266	152,823
Computer hardware under loan for use	195,193	1,113	-	196,306	3,955	2,576
PP&E under capital leases	5,386,637	497,708	-	5,884,345	6,232,202	5,100,979
Vehicles under capital leases	408,925	86,430	-	495,355	714,663	800,170
Machinery Law 24,402 and Resolution No. 502/95	41,299,850	2,700,760	-	44,000,610	33,751,938	35,732,253
Works in progress	-	-	-	-	1,796,090	1,663,164
PP&E Resolution No. 502/95	10,134,260	1,035,720	-	11,169,980	8,748,052	10,113,715
Total 12/31/2003	621,793,514	24,263,125	(1,416,547)	644,640,092	513,795,651	
Total 06/30/2003	575,202,617	50,662,076	(4,071,179)	621,793,514		534,712,629
		(B)	(A)			

(A) Includes 336,829 and 1,927,070 as of December 31, 2003 and June 30, 2003, respectively, of Reversal of Appraisal Revaluation owing to retirements for the period / year.

(B) Includes 4,950,269 and 11,352,773 as of December 31, 2003 and June 30, 2003, respectively, of Reversal of Appraisal Revaluation due to depreciation of the period / year.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT B

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN INTANGIBLE ASSETS FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	Original cost		
	Balance at beginning of year	Increase	Balance at end of period/year
Trademarks	4,984,358	114,947	5,099,305
Total 12/31/2003	4,984,358	114,947	5,099,305
Total 06/30/2003	4,521,906	462,452	4,984,358

	Amortization			
	Accumulated at beginning of year	For the period/year	Accumulated at end of period/year	Net book value
Trademarks	2,799,181	152,562	2,951,743	2,147,562
Total 12/31/2003	2,799,181	152,562	2,951,743	2,147,562
Total 06/30/2003	2,522,596	276,585	2,799,181	2,185,177

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT C

SANCOR COOPERATIVAS UNIDAS LIMITADA

INVESTMENTS IN SHARES, OTHER SECURITIES AND INTERESTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2003 PRESENTED COMPARATIVELY

WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	12/31/2003				06/30/2003
Denomination and issuers	Class	Face value	Quantity	Book value	Book value
CURRENT INVESTMENTS					
Bank investments and certificates of deposits	-	-	-	575,358	15,724
Total current investments	-	-	-	575,358	15,724
NONCURRENT INVESTMENTS					
El Hornero G.P. (1)	-	-	-	6,427,460	8,445,773
Coop Publicidad G.P.	-	-	-	-	-
Amplicampo Inversora Corp.	A/B	1.00	412,205	8,970,231	9,176,115
SanCor Do Brasil Productos Alimenticios L.L.C. (1)	-	-	-	-	-
Integral Insumos G.P. (1) (2)	-	-	-	11,602,024	10,872,617
SanCor Mexico L.L.C.	-	-	-	6,641	6,641
Sodecar Corp.	A	100.00	77,618	10,059,960	10,184,492
Arla Foods Ingredients Corp. (1)	-	1,000.00	13,806	39,131,940	40,966,483
SanCor Dairy Corp.	-	1.00	10,000	251,509	-
Aproagro Corp. (3)	-	-	-	-	-
Nobleplus Corp. (3)	-	-	-	-	-
San Marco Corp. (3)	-	-	-	-	-
Interests in other cooperatives	-	-	-	3,480,994	3,241,042
TC/CAP Financial trust	Trust debt securities	USD 1	3,781,200	11,887,534	11,404,837
Others	-	-	-	159,559	159,559
Goodwill	-	-	-	4,598,641	4,722,930
Total noncurrent investments	-	-	-	96,576,493	99,180,489
OTHER LIABILITIES RELATED TO INVESTMENTS					
SanCor Dairy Corp.	-	-	-	-	(4,247)
Sancor Do Brasil Productos Alimenticios L.L.C.	-	-	-	(9,587,538)	(11,930,965)
Coop Publicidad G.P.	-	-	-	(33,071)	(68,988)
Total other liabilities related to investments				(9,620,609)	(12,004,200)

(1) During the period ended December 31, 2003 and the fiscal year ended June 30, 2003, capital contributions were made for Integral Insumos G.P in the amount of 19,964,942 (June 2003), Arla Foods Ingredients Corp. in the amount of 1,608,074 (June 2003) and SanCor Do Brasil Productos Alimenticios L.L.C. in the amounts of 5,221,896 and 1,283,400.

(2) Integral Insumos G.P. assigned receivables to set up financial trusts. As of December 31, 2003, the outstanding amount of such receivables was 1,251,843. The Company remained severally and jointly liable as to the debtors' compliance with all payment obligations and hence guaranteed the cash flow. These receivables fall due over the current year.

(3) These companies are controlled by Amplicampo Inversora Corp., Integral Insumos G.P. and El Hornero G.P., respectively.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT C
(Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

INVESTMENTS IN SHARES, OTHER SECURITIES, AND INTERESTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2003 PRESENTED COMPARATIVELY

WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	Information on the issuer						
		Latest financial statements					
Denomination and issuers	Main business	Fiscal period date	Capital stock	Income (loss)	Share – holders´ equity	Direct interest in Capital	Indirect interest in Capital
NONCURRENT INVESTMENTS							
COMPANY							
El Hornero G.P.	Manufacturing and selling of food products	12-2003	310,000	(2,028,455)	6,459,759	99.50%	99.50%
Coop Publicidad G.P.	Advertising agency	12-2003	1	39,908	(36,745)	90.00%	99.95%
Amplicampo Inversora Corp.	Financing services and financial activities	12-2003	433,900	(216,721)	9,442,348	95.00%	95.00%
SanCor Do Brasil Productos Alimenticios L.L.C.	Import and selling of food products	12-2003	15,347,942	(3,128,770)	(10,421,237)	92.00%	99.96%
Integral Insumos G.P.	Provision of supplies for agricultural and agro industrial activities	12-2003	440,000	744,293	11,838,800	98.00%	99.99%
SanCor Mexico L.L.C.	Manufacturing and selling of food products	12-2002	6,383	-	6,939	95.00%	99.98%
Sodecar Corp.	Manufacturing of cold cuts and charcuterie	12-2003	15,523,600	(249,064)	20,119,919	50.00%	63.45%
Arla Foods Ingredients Corp.	Manufacturing and sale of cheese whey byproducts	12-2003	27,612,000	(3,669,085)	78,263,880	50.00%	50.00%
SanCor Dairy Corp.	Import and sale of food products	09-2003	10,000	255,756	251,509	100.00%	100.00%
Aproagro Corp.	Provision of supplies for agricultural activities and IT services	12-2003	5,012,000	(403,296)	6,992,830	-	95.00%
Nobleplus Corp.	Manufacturing and selling of food products	12-2003	273,051	(40,625)	25,323	-	99.98%
San Marco Corp.	Manufacturing and selling of dairy products	12-2003	11,000,000	(1,547,161)	18,763,838	-	99.50%

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT E

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS
FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2003

(Translation of the Financial Statements originally issued in Spanish – See Note 17)

(Stated in pesos – Note 1.2.)

Account	Balance at beginning of year	Decrease	Increase	Balance at end of period
ALLOWANCES				
For doubtful accounts	41,307,060	708,582	2,682,428	43,280,906
For inventory obsolescence	961,874	269,297	233,302	925,879
	42,268,934	977,879	2,915,730	44,206,785
ACCRUALS				
Accrual for litigation	14,354,415	791,415	2,384,499	15,947,499
	14,354,415	791,415	2,384,499	15,947,499
TOTAL	56,623,349	1,769,294	5,300,229	60,154,284
RESERVES AND FUNDS				
Legal reserve	2,811,646	-	-	2,811,646
Labor and employee assistance fund	3,045	-	43	3,088
Special reserve (Art. 42, Law No. 20,337)	12,995,113	20,000	6,394,941	19,370,054
Appraisal revaluation of PP&E	205,633,259	5,287,098	-	200,346,161
TOTAL	221,443,063	5,307,098	6,394,984	222,530,949

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

NÉSTOR JUAN GARETTO
Chairman of the Statutory Audit Committee

MIGUEL OMAR ALTUNA
Chairman

**EXHIBIT E
(Cont.)**

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2003

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

Account	References on decreases	References on increases	
ALLOWANCES			
For doubtful accounts	Consumption	Individual recoverability analysis	
For inventory obsolescence	Consumption	Slow-moving items that may improbably be used	
ACCRUALS			
Accrual for litigation	Payment of out-of-court settlement	Calculation on labor claims as per legal counsel reports	
RESERVES AND FUNDS			
Labor and employee assistance fund		Interest and refunds for loans to personnel	
Special reserve (Art. 42, Law No. 20,337)	Cooperatives movements	Reserve restored with income for fiscal 2002/2003	5,605,329
		Departure of cooperatives	789,612
Appraisal revaluation of PP&E	Reversal due to retirements and depreciation on PP&E		

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT F

SANCOR COOPERATIVAS UNIDAS LIMITADA

COST OF SALES FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2003

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

Description	12/31/2003	12/31/2002
Inventory of finished goods at beginning of fiscal year	70,084,361	94,055,212
Purchases and manufacturing expenses (Exhibit H)	452,301,452	393,410,135
Subtotal	522,385,813	487,465,347
Less:		
Holding losses (Note 2.12)	9,070,403	15,416,383
Inventory of finished goods at end of period	76,694,725	80,240,352
Imputed interest on purchases	7,554,253	10,452,552
Cost of sales	429,066,432	381,356,060

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT G

SANCOR COOPERATIVAS UNIDAS LIMITADA

ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF DECEMBER 31, 2003

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	12/31/2003				06/30/2003		
Accounts	**Foreign currency unit and amount**		**Current exchange rate**	**Amount recorded in pesos**	**Foreign currency unit and amount**		**Amount recorded in pesos**
CURRENT ASSETS							
Cash and Bank	32,050	USD	2.88000	92,305	1,050,411	USD	2,836,109
	2,305	BRL	0.99071	2,283	1,741	BRL	1,633
	22,000	ITL	0.00186	41	22,000	ITL	35
	900	FRF	0.54925	494	900	FRF	428
	265	DEM	1.84215	488	265	DEM	418
	7,000	ESP	0.02165	152	7,000	ESP	130
	1,062	DKK	0.48382	514	1,062	DKK	446
	140	SZL	2.30379	323	140	SZL	280
	43,330	CLP	0.00490	212	43,330	CLP	167
	5,000	UYU	0.09948	497	1,809	UYU	190
	125	GBP	5.25600	657	125	GBP	557
	120	EUR	3.61522	435	262	EUR	806
Bank investments	197,494	USD	2.88000	568,783	-	-	-
Trade receivables (1)	20,622,142	USD	2.88000	59,391,770	14,319,726	USD	38,663,260
Other receivables	1,376,842	USD	2.88000	3,965,302	544,090	USD	1,469,043
Total				64,024,256			42,973,502
NONCURRENT ASSETS							
Long-term investments	4,127,616	USD	2.88000	11,887,534	4,224,014	USD	11,404,837
Total				11,887,534			11,404,837
CURRENT LIABILITIES							
Vendors	3,039,630	USD	2.93000	8,906,118	3,585,076	USD	10,038,213
Foreign vendors	783,534	USD	2.93000	2,295,755	586,039	USD	1,640,910
	31,283	EUR	3.67800	115,059	205,200	FRF	101,512
Prepayment from customers	3,478,890	USD	2.93000	10,193,147	2,884,421	USD	8,076,379
Financial payables	145,659,792	USD	2.93000	426,783,187	137,063,308	USD	383,777,262
Other payables	1,927,412	USD	2.93000	5,647,317	809,344	USD	2,266,162
Total				453,940,583			405,900,438
NONCURRENT LIABILITES							
Vendors	7,261,040	USD	2.93000	21,274,849	7,994,360	USD	22,384,209
Prepayment from customers	3,243,199	USD	2.93000	9,502,574	3,758,732	USD	10,524,450
Financial payables	21,250,000	USD	2.93000	62,262,500	22,500,000	USD	63,000,000
Total				93,039,923			95,908,659

(1) Net of the allowance for doubtful accounts denominated in foreign currency.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL E. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

EXHIBIT H

SANCOR COOPERATIVAS UNIDAS LIMITADA

PURCHASES AND MANUFACTURING, ADMINISTRATIVE AND SELLING EXPENSES

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2003

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	12/31/2003				12/31/2002
Account	Purchases and manufacturing expenses	Administrative expenses	Selling expenses	Total	Total
Raw materials	298,963,161	-	-	298,963,161	242,757,792
Labor	36,759,156	4,906,598	12,401,222	54,066,976	50,547,214
Freight and transportation	14,394,898	1,058,684	23,813,746	39,267,328	30,699,899
Containers and packaging	47,042,327	-	241,128	47,283,455	51,291,202
Doubtful receivables	-	-	2,682,428	2,682,428	3,040,280
Depreciation of PP&E (1)	17,890,578	274,034	1,148,244	19,312,856	19,887,613
Maintenance of PP&E	5,311,384	65,321	273,952	5,650,657	4,151,885
Fuel and electric power	8,006,477	67,898	265,883	8,340,258	9,695,918
Advertising, promotion and others	-	148,575	9,369,139	9,517,714	11,124,671
Taxes	6,788,484	54,480	11,006,462	17,849,426	18,453,682
Other services	887,921	839,193	1,725,870	3,452,984	3,965,729
Outsourced services	8,435,295	485,406	6,553,073	15,473,774	13,760,090
Other	7,821,771	1,055,070	7,911,345	16,788,186	23,147,193
Total 12/31/2003	452,301,452	8,955,259	77,392,492	538,649,203	
Total 12/31/2002	393,410,135	7,874,538	81,238,495		482,523,168

(1) Net of the reversal of the reserve of appraisal revaluation of PP&E.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL R. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

SUMMARY OF EVENTS FOR THE SIX-MONTH PERIOD

ENDED DECEMBER 31, 2003

(Presented for comparative purposes with the same period of four prior fiscal years)

1. ACTIVITIES UNDERTAKEN BY OUR COOPERATIVE: (*)

- The production level over these six months, measured in terms of milk received for processing, was below the production of the last few fiscal years, even when the entry of raw material is higher than the first few months of the calendar year.

- Total sales, in volume, were adjusted to the production level, which allowed to keep finished products tied-up in inventory at relatively low levels. The adjustment of the activity level impacted mainly exports, since the Cooperative privileged the domestic market. We expect to export more products due to the improved international prices.

- The operating result disclosed a deficit since it was significantly affected by the foreign exchange rate evolution over these six months (Argentine peso devaluation), which had impact on financing costs.

- Certain structures continued to be adjusted for the purpose of improving the organization efficiency.

- The variation in the equity and financial structure, as compared to the same periods in prior fiscal years, shows that the cooperative has been adapted to the current activity level and the strong impact of the foreign exchange rate variation on the financial payables assumed in foreign currency.

2. CONDENSED BALANCE SHEET PRESENTED COMPARATIVELY (IN PESOS):

	2003	2002	2001	2000	1999
Current Assets	328,302,995	372,112,211	577,543,763	576,385,706	565,743,711
Noncurrent Assets	639,126,768	739,669,924	827,268,748	866,608,437	809,884,809
Total	967,429,763	1,111,782,135	1,404,812,511	1,442,994,143	1,375,628,520
Current Liabilities	692,031,366	649,535,409	637,198,217	534.240.037	474,517,211
Noncurrent Liabilities	157,148,188	239,127,598	262,666,858	314.222.669	263,749,019
Subtotal	849,179,554	888,663,007	899,865,075	848.462.706	738,266,230
Owners' Equity	118,250,209	223,119,128	504,947,436	594.531.437	637,362,290
Total	967,429,763	1,111,782,135	1,404,812,511	1.442.994.143	1,375,628,520

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

3. CONDENSED STATEMENT OF INCOME PRESENTED COMPARATIVELY (IN PESOS):

	2003	2002	2001	2000	1999
Income from recurring operations	4,145,846	20,746,443	17,701,111	44,178,253	15,074,086
Financial (loss) gain	(56,451,005)	23,246,390	(66,054,252)	(39,499,532)	(27,778,941)
Cooperative Development Fund	-	-	(2,796,191)	(3,033,604)	(1,456,904)
Other expenses and Other income (expense) (1)	(13,754,071)	(21,411,477)	(32,251,450)	2,203,284	10,881,973
Extraordinary loss	(757,869)	-	-	-	-
Net (Loss) Income	(66,817,099)	22,581,356	(83,400,782)	3,848,401	(3,279,786)

(1) Includes income (loss) from long-term investments

4. STATISTICAL DATA (IN PHYSICAL UNITS): (*)

The figures are stated in thousands of liters of raw milk contained in products processed and sold.

	2003	2002	2001	2000	1999
Production Volume	645,554	674,465	823,070	891,467	1,008,276
Sales Volume					
– Local Market	444,650	406,295	560,079	632,736	653,867
– Exports	177,487	278,851	176,995	196,741	369,798
Total	622,137	685,146	737,074	829,477	1,023,665

5. RATIOS:

	2003	2002	2001	2000	1999
Liquidity (1)	0.47	0.57	0.91	1.08	1.19
Solvency (2)	0.14	0.25	0.56	0.70	0.86
Noncurrent assets to total assets	0.66	0.67	0.59	0.60	0.59

(1) Current assets to current liabilities.
(2) Equity to total liabilities.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

6. PROSPECTS FOR THE REST OF THE FISCAL YEAR:

- The national economic situation will continue to restrict our company's performance, as in this first half of the year. In the domestic market, the population purchasing power, the nominal and relative foreign exchange rate, the interest rate, the inflation rate and the constraints, such as the access to credit, the tax pressure and legal and economic regulations, will continue to be determining factors. The Cooperative will continue adapting its strategy of channels and products to that situation, orienting its offer to the market reinforcement and maintaining its outstanding quality standard.

- In addition, the specific constraints of the global dairy market will influence the company's exporting activities, which decided to maintain its strategy of permanence abroad, taking advantage not only of the competitiveness deriving from the foreign exchange rate but also of the international well-known prestige of its products. This market values quality policies regarding raw material and processes and the technological level required to satisfy customers' needs around the world.

- At the same time, the negotiation with the main creditors and financial institutions still continues for the purpose of rescheduling repayment terms and decreasing interest rates.

- We think the implementation of a model to strengthen exports, the permanent improvement of the product/channel combination in the domestic market and the development of deeper programs to adjust the structures, apart from obtaining what was expected from the abovementioned negotiations to restructure the financial liabilities, will permit to reach positive results in the near future.

(*) Information not covered by the limited review report.

Signed for purposes of identification
with our report dated 02-09-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

PRESENTED FOR COMPARATIVE PURPOSES

WITH THE PRIOR FISCAL YEAR AND THE SAME PERIOD OF THE PRIOR FISCAL YEAR

RATIFICATION OF LITHOGRAPHED SIGNATURES

"I hereby ratify me signature appearing in printed from on the preceding sheets from page 1 to 42".

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187